April 27, 2006



Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C.  20549



Dear Mr. Werbitt:

In relation to the responses to the staff's comment letter of March 29, 2006, please be advised that:

         (a) Donobi, Inc. (the "Issuer") is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the Information Statement;

         (b) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         (c) we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours very truly,

DONOBI, INC.



/s/ William M. Wright, III
William M. Wright, III
President